Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Artius Acquisition Inc.

Subject Company: Artius Acquisition Inc.

Filer’s Commission File Number: 1-39378

Date: April 7, 2021

Origin Materials Adds Key New Technical Hires to Further Strengthen Global Technology Leadership in Carbon Negative Materials

https://www.originmaterials.com/press-releases/press-release-1-1-1-1

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Origin Materials Adds Key New Technical Hires to Further Strengthen Global Technology Leadership in Carbon Negative Materials

Highly skilled veterans bring extensive expertise and experience in industrial chemical engineering, petrochemicals, solids processing, refining and renewable energy

WEST SACRAMENTO Calif. (April 7, 2021) – Origin Materials, Inc. (“Origin Materials”), the world’s leading carbon negative materials company, today announced the addition of Mr. Jim Wells, Dr. Ben Freireich, and Dr. Madhu Anand to the company’s technical team.

Origin Materials’ new technical hires will play a key role in leveraging the company’s patented, breakthrough carbon negative platform technology to develop and scale new innovations. Origin Materials believes its technology will help revolutionize the production of a wide range of end products, including clothing, textiles, plastics, packaging, car parts, tires, carpeting, toys and more with a ~1 trillion addressable market.

“I am very pleased to welcome these highly skilled veterans to Origin Materials to further bolster our global technology leadership and capabilities in carbon negative materials,” said John Bissell, Co-Founder and Co-CEO of Origin Materials. “Jim, Ben and Madhu bring deep chemical, energy and solids processing experience to Origin Materials and their technical expertise will play a pivotal role in driving our innovation pipeline to deliver carbon negative solutions to our global customer base across a wide range of product end markets.”

Jim Wells joins Origin Materials as a Technical Director with 39 years of experience in the chemical industry. During his 39-year career at The Dow Chemical Company, Mr. Wells was responsible for developing, designing, building, and starting up industrial chemical plants, leading project teams and developing unique technologies. In January 2018, Mr. Wells retired from Dow as Associate Director of Technology for the Dow AgroScience division. He is a recognized subject matter expert in project management, engineering and manufacturing work processes, reactive chemicals and layer of protection analysis, and solids processing, handling and packaging. Mr. Wells served in the United States Army and graduated from Cornell University with a BS in Chemical Engineering.

Ben Freireich joins Origin Materials as a Technical Fellow with more than a decade of experience in the chemical and process industries. Dr. Freireich comes to Origin Materials as a leading industry expert in both product and process research and development for solid materials. Prior to Origin Materials, Dr. Freireich served as the Technical Director of Particulate Solid Research, Inc. (PSRI) where he led applied process research efforts for a consortium of over thirty multinational corporations. He was previously a Research Scientist in Core R&D at The Dow Chemical Company, where he served as subject matter expert responsible for product and process development over a wide range of businesses, products, and technologies. Dr. Freireich is a specialist in particle technology with expertise in particle design, powder flowability, mixing, fluidization, size enlargement, attrition, and other areas of solids engineering, and has authored chapters of Perry’s Chemical Engineering Handbook. He obtained his PhD in Mechanical

Engineering from Purdue University studying manufacturing processes involving solid materials. Dr. Freireich also holds a Master of Science in Engineering from Purdue and graduated from the Milwaukee School of Engineering with a BS in Mechanical Engineering.

Madhu Anand joins Origin Materials as a Technical Director with more than 15 years of experience in the oil and energy industry. Prior to Origin Materials, Dr. Anand held various roles at Phillips 66, most recently serving as Chief Engineer of Hydroprocessing & Naphtha Upgrading, where she played a key role in strategy, technology evaluation and development, product management, joint venture management, and commercial development. Dr. Anand is highly skilled at developing technologies and solving complex problems for the refining, renewables, and petrochemical sectors and is recognized for directing scale-up projects from lab to commercial implementation involving multidisciplinary teams. She completed her PhD in Chemical Engineering from Auburn University, where she received the 2007 Outstanding Graduate Award for excellence in research, and graduated from Panjab University in India with a BS in Chemical Engineering.

About Origin Materials

Headquartered in West Sacramento, Origin Materials is the world’s leading carbon negative materials company. Origin Materials’ mission is to enable the world’s transition to sustainable materials. Over the past 10 years, Origin Materials has developed a platform for turning the carbon found in non-food biomass into useful materials, while capturing carbon in the process. Origin Materials’ patented drop-in core technology, economics and carbon impact have been validated by trusted third parties and are supported by a growing list of major global customers and investors. Origin Materials’ first plant is expected to be operational in 2022 with a second, full-scale commercial plant expected to be operational by 2025 and plans for additional expansion over the next decade.

On February 17, 2021, Origin Materials and Artius Acquisition Inc. (“Artius”) (Nasdaq: AACQU, AACQ), a publicly-traded special purpose acquisition company, announced a definitive agreement for a business combination that will result in Origin Materials becoming a public company. Upon closing of the transaction, expected in the second quarter of 2021, the combined company will be named Origin Materials and remain listed on the Nasdaq under the new ticker symbol “ORGN.” The transaction is expected to fully fund Origin Materials until EBITDA positive, and allows Origin Materials to scale and commence commercial production to meet signed customer offtake and capacity reservations of ~$1 billion across a diverse range of industries.

For more information, visit www.originmaterials.com.

Important Information for Investors and Stockholders

In connection with the proposed business combination transaction, Artius filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC on March 9, 2021, which includes a preliminary proxy statement to be distributed to holders of Artius’s ordinary shares in connection with Artius’s solicitation of proxies for the vote by Artius’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Artius’s and Origin Materials’ stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, Artius will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Artius, Origin Materials and the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, may also be obtained from Artius by directing a request to: Artius Management LLC, 3 Columbus Circle, Suite 2215 New York, New York 10019.

Cautionary Note on Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including with respect to the proposed transaction between Origin Materials and Artius. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Origin Materials’ business strategy, estimated total addressable market, commercial and operating plans, product development plans and projected financial information. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the management of Origin Materials and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Origin Materials and Artius. These forward-looking statements are subject to a number of risks and uncertainties, including that Origin Materials may be unable to successfully commercialize its products; the effects of competition on Origin Materials’ business; the uncertainty of the projected financial information with respect to Origin Materials; disruptions and other impacts to Origin Materials’ business as a result of the COVID-19 pandemic and other global health or economic crises; changes in customer demand; Origin Materials and Artius may be unable to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals may not obtained, may be delayed or may be subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination, or that the approval of the stockholders of Artius or Origin Materials may not be obtained; failure to realize the anticipated benefits of the business combination; the amount of redemption requests made by Artius’ stockholders, and those factors discussed in the Registration Statement under the heading “Risk Factors,” and other documents Artius has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Origin Materials presently does not know, or that Origin

Materials currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Origin Materials’ expectations, plans, or forecasts of future events and views as of the date of this press release. Origin Materials anticipates that subsequent events and developments will cause its assessments to change. However, while Origin Materials may elect to update these forward-looking statements at some point in the future, Origin Materials specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Origin Materials’ assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Artius, Origin Materials and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from Artius’s shareholders in connection with the proposed business combination. Information about Artius’s directors and executive officers and their ownership of Artius’s securities is set forth in the Registration Statement described above. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading other documents Artius has filed, or will file, with the SEC regarding the proposed business combination, including the definitive proxy statement when it becomes available.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Artius, the combined company or Origin Materials, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

Origin Investors:

ir@originmaterials.com

Media:

media@originmaterials.com

Artius Investors:

Jason Ozone

jason@artiuscapital.com

+1-212-309-7668